Exhibit 99.1

PERFECT WORLD ANNOUNCES SHAREHOLDER RESOLUTIONS

ADOPTED AT 2012 ANNUAL GENERAL MEETING

(Beijing China — November 18, 2012) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced shareholder resolutions adopted at its annual general meeting of shareholders held in Hong Kong today.

Perfect World’s shareholders adopted the following resolutions proposed by the Company:

1.                          Appointment of the Independent Auditor PricewaterhouseCoopers for the fiscal year 2012; and

2.                          To authorize each of the directors to take any and every action that might be necessary to effect the foregoing resolution 1 as such director, in his absolute discretion, thinks fit.

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China.  Perfect World primarily develops online games based on proprietary game engines and game development platforms.  Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends.  Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Dragon Excalibur,” “Empire of the Immortals” and “Return of the Condor Heroes;” an online casual game: “Hot Dance Party;” and a number of web games and social networking games.  While a substantial portion of the revenues are generated in China, Perfect World operates its games in North America, Europe and Japan through its own subsidiaries.  Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, Australia, New Zealand, and the Russian Federation and other Russian speaking territories.  Perfect World intends to continue to explore new and innovative business models and is committed to maximizing shareholder value over time.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang — Vice President, Investor Relations & Corporate Communications

Joanne Deng — Investor Relations Manager

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Patty Bruner

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: pbruner@christensenir.com

Victor Kuo

Tel: +86-10-5826-4939

Fax: +86-10-5826-4838

Email: vkuo@christensenir.com

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